SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5
Av. Lázaro Cárdenas 2225
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 6.6% increase in March 2013 passenger traffic

Monterrey, Mexico, April 4, 2013—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 6.6% in March 2013, as compared to March 2012. Domestic traffic increased 7.0%, and international traffic increased 4.7%.

Of total March traffic, 97.6% was commercial aviation and 2.4% was general aviation.

Total Passengers*
	Mar-12	Mar-13	Change %	Jan-Mar 2012	Jan-Mar 2013	Change %
Domestic	863,803	924,585	7.0	2,377,955	2,498,109	5.1
International	187,639	196,414	4.7	517,740	531,281	2.6
OMA Total	1,051,442	1,120,999	6.6	2,895,695	3,029,390	4.6
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic increased in five airports in March, with the most noteworthy increases in Monterrey (+10.4%), Acapulco (+24.4%), Reynosa (+36.8%), and Mazatlán (+27.7%). Monterrey traffic increased principally on the routes to Cancún and Veracruz. Acapulco traffic increased on the Mexico City and Toluca routes. Reynosa traffic increased on the Mexico City route. Mazatlán traffic increased on the Monterrey and Mexico City route. The largest traffic reductions were in Ciudad Juárez (-5.9%), Zacatecas (-20.1%) and San Luis Potosí (-17.1%). All three airports were affected by reductions on their Mexico City routes. Aeroméxico Connect started operating the Acapulco-Toluca and Culiacán-Loreto routes during March.

International traffic increased most significantly in Monterrey (+15.4%), with increases on the Dallas and Chicago routes. The largest decrease was in Mazatlán (-8.4%), which was affected by reductions on the Seattle and Houston routes. During March, Interjet began operating the Monterrey-Las Vegas route.

The number of flight operations (takeoffs and landings) in March decreased 3.6% as compared to the same month of last year. The number of domestic operations decreased 4.2% and international operations increased 0.5%.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

•	Website: http://www.oma.aero

•	Twitter: http://twitter.com/OMAeropuertos

•	Facebook: http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: April 5, 2013